UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36114 / April 21, 2026

In the Matter of	:
	:
	:
PGIM INVESTMENTS LLC	:
THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC.	:
PRUDENTIAL INVESTMENT PORTFOLIOS 2	:
PRUDENTIAL INVESTMENT PORTFOLIOS 3	:
PRUDENTIAL INVESTMENT PORTFOLIOS 4	:
PRUDENTIAL INVESTMENT PORTFOLIOS 5	:
PRUDENTIAL INVESTMENT PORTFOLIOS 6	:
PRUDENTIAL INVESTMENT PORTFOLIOS 7	:
PRUDENTIAL INVESTMENT PORTFOLIOS 8	:
PRUDENTIAL INVESTMENT PORTFOLIOS 9	:
PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 10	:
PRUDENTIAL INVESTMENT PORTFOLIOS 12	:
PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 14	:
PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 15	:
PRUDENTIAL INVESTMENT PORTFOLIOS 16	:
PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 17	:
PRUDENTIAL INVESTMENT PORTFOLIOS 18	:
PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.	:
PRUDENTIAL JENNISON BLEND FUND, INC.	:
PRUDENTIAL JENNISON MID-CAP GROWTH FUND, INC.	:
PRUDENTIAL JENNISON NATURAL RESOURCES FUND, INC.	:
PRUDENTIAL JENNISON SMALL COMPANY FUND, INC.	:
PRUDENTIAL NATIONAL MUNI FUND, INC.	:
PRUDENTIAL SECTOR FUNDS, INC.	:
PRUDENTIAL SHORT-TERM CORPORATE BOND FUND, INC.	:
PRUDENTIAL WORLD FUND, INC.	:
THE TARGET PORTFOLIO TRUST	:
	:
	:
655 Broad Street	:
Newark, New Jersey 07102	:
	:
	:
(812-15567)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

PGIM Investments LLC, et al. filed an application on April 19, 2024 and amendments to the application on April 17, 2025, June 25, 2025, October 14, 2025, and March 12, 2026, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, which would provide the relief necessary for an open-end management investment company (or series thereof) registered under the Act ("Fund") to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class").

The order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund operations consistent with rule 6c-11 under the Act and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

On March 25, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36070). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of PGIM Investments LLC, et al. (File No. 812-15567),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.